EXHIBIT 99.1

                             Berkley Resources Inc.
                        Suite 400 - 455 Granville Street
                             Vancouver, BC, V6C-1T1
                              Phone (604) 682-3701
                               Fax (604) 682-3600


November 1, 2004                                              BKS - TSX Venture


                                                              BRKDF.PK - U.S.










NEWS RELEASE
------------


Berkley Resources Inc. (the "Company") announces the formation of an Advisory Committee for the purpose of advising the Company on various matters. The members of the Advisory Committee are:

The Honourable Edward M. Lawson

The Honourable Edward M. Lawson has served in the Federal Parliament of Canada for thirty four years as the senior senator representing British Columbia. He sits as an Independent member of the Senate.

Senator Lawson had a parallel career for forty years as a Trade Union Representative with the International Brotherhood of Teamsters serving in a variety of capacities, starting as a Business Agent on Construction. He was elected and re-elected for more than twenty years as an International Vice President representing working men and women in North America. As a founding Director of the Canadian Conference of Teamsters, Senator Lawson served in that position for fourteen years. He retired from the labour movement in January, 1992 and now devotes full time to his Senatorial duties.

Mr. Dennis R. Goruk

Mr. Goruk is the President of Black Link Resources Ltd. He is an experienced oil executive with a thorough knowledge of the Western Canada Sedimentary Basin. From 1967 to 1975 Mr. Goruk held various positions with increasing responsibilities for field technology and engineering services including three years with a major international oil company. From 1975 to 1980 Mr. Goruk was Production Operations Manager with an active independent oil company with operations in Canada and the United States. In 1980 Mr. Goruk founded Beranik Resources Ltd., a private oil and gas company that provided consulting services to Tri Link Resources Ltd. He became Vice-President of Operations and a director of Tri Link in 1980. From 1980 to 2000 he was a key player as Chief Operating Officer in building Tri Link from zero to 15,000 boepd. Mr. Goruk was a director of and advisor to NFEx from 2000 through 2001, following its purchase of Tri Link. Mr. Goruk founded Black Link Resources Ltd. in 2001. He holds an honours diploma in Exploration Technology from the Northern Alberta Institute of Technology in Edmonton, Alberta.

Mr. Kjeld Werbes

Mr. Werbes is a graduate of the Faculty of Law, University of British Columbia, 1972. During his practicing career, he has specialized in mining, oil and gas, securities and venture capital legal matters. His career started in 1973. In 1975 he became a partner in a small boutique law firm and continued as such for a period of 30 years. The firm at its peak represented up to 100 reporting issuers at any given time. On February 1, 2002, Mr. Werbes continued with his law practice part time operating as a sole practicitioner under the name Kjeld Werbes Law Corporation. During his career, and commencing specifically in or around 1989, Mr. Werbes accepted appointments to the board of directors or became an officer of a number of public companies, three of which ultimately secured listings on the Toronto Stock Exchange. Through his efforts, two of the companies were successful in arranging senior financings instrumental to their success.

Mr. Ronald Andrews

Mr. Andrews is the owner and operator of Andrews Orchards. Mr. Andrews sells and distributes agricultural chemicals and fertilizers. Mr. Andrews is on the board of Bonner Mall and North Coast Life - Life Insurance Co. He serves as the Chairman of the Audit Committee for North Coast Life. Mr. Andrews brings operational experience to the Adviory Committee. He has served as labour foreman for Kennicott Mining Company, a division of Rio Tinto in the Artic Circle and was a member of the Alaska Pipeline helicopter inspection group. Mr. Andrews has a Bachelor of Science degree from Washington State University.

ON BEHALF OF THE BOARD OF DIRECTORS



"Matt Wayrynen"

Matt Wayrynen, President


The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.